FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

September 14, 2012

VIA EDGAR AND HAND DELIVERY

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-33036

Dear Mr. James:

On behalf of Mindray Medical International Limited (the “Company” or “Mindray”), set forth below are our responses to your comment letter dated August 17, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Mindray’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2011 Form 20-F.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rule on Information and Requests [17 C.F.R. Section 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via Edgar and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the marked portion (the “Confidential Information”) of this response letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested By Mindray Medical International Limited

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Mindray Medical International Limited” and each page is marked for the record with the identifying numbers and code “M-1” through “M-22.”

Pursuant to Rule 83, a copy of the FOIA Letter (but not the Confidential Material) is also being delivered to the Commission’s FOIA Office.

Mindray responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 27

Distribution, Direct Sales, page 31

1.	Please refer to prior comment 1. To the extent China-based tender sales or any other arrangements involving customer acceptance become a material source of revenue, please revise future filings to address your accounting policy for recognizing revenue when customer acceptance is required.

The Staff’s comment is duly noted and if China-based tender sales or other arrangements involving customer acceptance become a material source of revenue, Mindray will supplement the above referenced disclosure to include the requested information in its future Form 20-F filings.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

2.	We note your response to our comment 2 of our June 4, 2012 letter indicating that you typically require domestic distributors to make (i) advanced payments or (ii) payments upon product delivery. In light of the significant percentages of your total sales made to domestic distributors in each of the fiscal years presented, as shown in your response to prior comment 3, please explain to us, with appropriate quantification, how that policy is reflective of the amounts of net cash generated from operations presented in your statements of cash flows in each of these fiscal years. Tell us why it would not be reasonable to expect larger amounts of cash being generated from operations.

Reference is made to the detailed breakdown of the specific payment terms for domestic distributor sales, domestic direct sales, international distributor sales and international direct sales, as quantified further in the response to question 3, below.

Confidential Treatment Requested By Mindray Medical International Limited

Mindray submits that the cash generated from operations in recent periods is consistent with, and was significantly impacted by, increases in international sales (direct and distribution sales) and the corresponding increase in related accounts receivable balances and lengthening collection cycles in contrast to domestic sales (particularly domestic distributor sales).

During 2009, 2010 and 2011 the percentage of domestic distributor sales was relatively constant [***] reflecting an improving cash collection cycle for domestic distributor sales. Direct domestic sales, which account for a small varying percent of total net revenue [***], have longer average turnover days than domestic distributor sales [***]. International sales (direct and distributor sales) in 2009, 2010 and 2012 accounted for approximately 54%, 58% and 58% of total net revenues [***].1 These international figures reflect a growing base of international distributors satisfying Mindray’s credit assessments for credit terms. As the portion of aggregate accounts receivable represented by Mindray’s domestic distributor sales has decreased over time [***], the accounts receivable turnover days trend is more significantly influenced by the international sales accounts receivable turnover days.

The chart and related discussion below similarly illustrate that Mindray’s cash generated from operations, after taking into account the impact of working capital changes (particularly increasing accounts receivable and inventory balances) and operating costs (reflected in net operating income), is generally consistent with Mindray’s annual revenue and operating income increases and cash collections from prior periods.

[TEXT FROM PAGE M-3 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

[1]

Average turnover days are calculated by the average of the beginning and ending balance of the gross receivable for the reporting period divided by sales for such reporting period, multiplied by 365 days.

Confidential Treatment Requested By Mindray Medical International Limited

	2009	2010	2011	% increase (decrease) from 2009 to 2010	% increase from 2010 to 2011
	(in thousands of USD, except percentages)
Net revenues	634,183	704,309	880,743	11.1%	25.1%
Operating Income	140,612	155,587	167,038	10.6%	7.4%
Net Cash generated from operating activities	172,250	147,696	192,404	(14.3)%	30.3%
Increase in accounts receivable	27,068	25,694	52,577
Increase in inventories	5,523	13,768	15,186

In 2010 as compared to 2009, net cash generated from operating activities were also impacted by:

•	A one-time settlement in relation to termination of the joint development contract with Beckman Coulter of $14.0 million received in 2009;

•	An extended period in receiving regular software VAT refunds from the government authority, and

•	Increases in working capital as a result of business expansion[2].

In 2011 as compared to 2010, net cash generated from operating activities were also impacted by:

•

A net positive change in working capital as a result of additional cash received in connection with the software VAT refund for 2010 of approximately $17.0 million and more promptly receiving the software VAT refund for 2011;

•	An increase in add-back of non-cash expenses, mainly consisting of depreciation and amortization and share based compensation; and

•	Increases in interest income as a result of an increase in short-term investments and the reduction of interest expense as a result of a reduction in average borrowings[3].

[2]	Page 61 of Mindray’s Form 20-F for the period ended December 31, 2010.
[3]	Page 68 of the 2011 Form 20-F.

Confidential Treatment Requested By Mindray Medical International Limited

3.	Further to your response to prior comment 3, for each of the fiscal years 2009, 2010 and 2011 and for the first and second quarters of 2012, please quantify the amount of domestic distributor sales, domestic direct sales, international distributor sales and international direct sales made under credit sales and those made under cash sales. Please further break down the credit sales by credit terms (i.e., 60 days or less, 90 days, 120 days, 180 days, 360 days, or 720 days) and the cash sales by type (i.e., advance payment arrangements or payment upon delivery).

The Company’s payment terms for each category of sale for the periods presented are below. For each chart, Mindray informs the Staff of the following:

•

For sales to customers with open accounts, the portion received as a deposit is classified under the “Advance payments” category of the chart. The portion of payment made under a credit term is classified under the different credit periods set forth in the chart.

•

Mindray may also accept payment in the form of a letter of credit. A letter of credit is a secured note issued by a financial institution to make payments in accordance with an outstanding invoice. The timing by which the letter of credit may be presented to the financial institution for settlement can range from payment upon delivery to payment in accordance with a payment arrangement of up to 180 days. Sales to customers under a letter of credit are presented in the chart in accordance with the respective settlement dates on such letter of credit.

•

VAT represents a 17% tax collected from Mindray’s customers on behalf of the PRC tax authority, which amounted to $45,470, $47,031 and $60,379 for years ended December 31, 2009, 2010 and 2011 respectively, offset by a 14% VAT refund that Mindray is entitled to for sales of products with embedded self-developed software. In 2009, Mindray recorded the VAT refund only when approved. Starting in January 2010, Mindray recognized its VAT refund on an accrual basis. For the years ended December 31, 2009, 2010 and 2011, the amount of VAT refund included in revenues was $24,746, $17,690 and $21,525 respectively.

Confidential Treatment Requested By Mindray Medical International Limited

2009
Payment terms (days)	Domestic Sales				International Sales[4]			Total
(in thousands of USD, including footnotes)
	Direct	Distributor	VAT refund	Subtotal	Direct	Distributor	Subtotal
60	[***]	[***]			[***]	[***]		[***]
90	[***]	[***]			[***]	[***]		[***]
120	[***]	[***]			[***]	[***]		[***]
180	[***]	[***]			[***]	[***]		[***]
360	[***]	[***]			[***]	[***]		[***]
Payment on delivery	[***]	[***]			[***]	[***]		[***]
Advanced payment	[***]	[***]			[***]	[***]		[***]
VAT refund			24,746					24,746

Total	[***]	[***]	24,746	292,607	[***]	[***]	341,576	634,183

[TEXT FROM PAGE M-6 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

[4]	[***]

Confidential Treatment Requested By Mindray Medical International Limited

2010
Payment terms (days)	Domestic Sales				International Sales[5]			Total
(in thousands of USD, including footnotes)
	Direct	Distributor	VAT refund	Subtotal	Direct	Distributor	Subtotal
60	[***]	[***]			[***]	[***]		[***]
90	[***]	[***]			[***]	[***]		[***]
120	[***]	[***]			[***]	[***]		[***]
180	[***]	[***]			[***]	[***]		[***]
360	[***]	[***]			[***]	[***]		[***]
720	[***]	[***]			[***]	[***]		[***]
Payment on delivery	[***]	[***]			[***]	[***]		[***]
Advanced payment	[***]	[***]			[***]	[***]		[***]
VAT refund			17,690					17,690

Total	[***]	[***]	17,690	293,435	[***]	[***]	410,874	704,309

[TEXT FROM PAGE M-7 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

[5]	[***]

Confidential Treatment Requested By Mindray Medical International Limited

2011
Payment terms (days)	Domestic Sales				International Sales[6]			Total
(in thousands of USD, including footnotes)
	Direct	Distributor	VAT refund	Subtotal	Direct	Distributor	Subtotal
60	[***]	[***]			[***]	[***]		[***]
90	[***]	[***]			[***]	[***]		[***]
120	[***]	[***]			[***]	[***]		[***]
180	[***]	[***]			[***]	[***]		[***]
360	[***]	[***]			[***]	[***]		[***]
720	[***]	[***]			[***]	[***]		[***]
Payment on delivery	[***]	[***]			[***]	[***]		[***]
Advanced payment	[***]	[***]			[***]	[***]		[***]
VAT refund			21,525					21,525

Total	[***]	[***]	21,525	374,312	[***]	[***]	506,431	880,743

[TEXT FROM PAGE M-8 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

[6]	[***]

Confidential Treatment Requested By Mindray Medical International Limited

Q1 2012
Payment terms (days)	Domestic Sales				International Sales			Total
(in thousands of USD, including footnotes)
	Direct	Distributor	VAT refund	Subtotal	Direct	Distributor	Subtotal
60	[***]	[***]			[***]	[***]		[***]
90	[***]	[***]			[***]	[***]		[***]
120	[***]	[***]			[***]	[***]		[***]
180	[***]	[***]			[***]	[***]		[***]
360	[***]	[***]			[***]	[***]		[***]
720	[***]	[***]			[***]	[***]		[***]
Payment on delivery	[***]	[***]			[***]	[***]		[***]
Advanced payment	[***]	[***]			[***]	[***]		[***]
VAT refund			5,428					5,428

Total	[***]	[***]	5,428	91,840	[***]	[***]	127,177	219,017

[TEXT FROM PAGE M-9 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Confidential Treatment Requested By Mindray Medical International Limited

Q2 2012
Payment terms (days)	Domestic Sales				International Sales			Total
(in thousands of USD, including footnotes)
	Direct	Distributor	VAT refund	Subtotal	Direct	Distributor	Subtotal
60	[***]	[***]			[***]	[***]		[***]
90	[***]	[***]			[***]	[***]		[***]
120	[***]	[***]			[***]	[***]		[***]
180	[***]	[***]			[***]	[***]		[***]
360	[***]	[***]			[***]	[***]		[***]
720	[***]	[***]			[***]	[***]		[***]
Payment on delivery	[***]	[***]			[***]	[***]		[***]
Advanced payment	[***]	[***]			[***]	[***]		[***]
VAT refund			6,656					6,656

Total	[***]	[***]	6,656	115,294	[***]	[***]	152,536	267,830

[TEXT FROM PAGE M-10 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

4.	Please also provide us with a roll-forward of your account, Advances from customers for the three most recent fiscal years and interim period. The rollforward should show the aggregate increases in the account due to advance cash collections and the aggregate decreases due to sales recorded in the period.

The Company’s roll-forward account for the ‘Advances from Customers’ account for each of 2009, 2010, 2011 and the first two quarters of 2012 are presented as follows:

Period		Total (in thousands of USD including footnote)
2009	Beginning balance	[***]
	Cash including VAT received	[***]
	Recognized to sales and VAT payable	[***]
	Foreign exchange impact	[***]
	Ending balance	[***]
2010	Beginning balance	[***]
	Cash including VAT received	[***]
	Recognized to sales and VAT payable	[***]
	Foreign exchange impact	[***]
	Ending balance	[***]
2011	Beginning balance	[***]
	Cash including VAT received	[***]
	Recognized to sales and VAT payable	[***]
	Foreign exchange impact	[***]
	Ending balance	[***]
Q1 2012	Beginning balance	[***]
	Cash including VAT received	[***]
	Recognized to sales and VAT payable	[***]
	Foreign exchange impact	[***]
	Ending balance	[***]
Q2 2012	Beginning balance	[***]
	Cash including VAT received	[***]
	Recognized to sales and VAT payable	[***]
	Foreign exchange impact	[***]
	Ending balance	[***]

[***]

[TEXT FROM PAGE M-11 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

5.	From your response to comment 6 in your June 18, 2012 response letter, we see that for sales to public or government hospitals, you do not make any accounts receivable provisions based on aging because you have no record of default from that category of customers. Please clarify for us whether the public and government hospitals to which you refer are located solely in China, or tell us the other countries where you sell to that category of customers and explain your conclusion that credit risk in those countries is also minimal.

Mindray informs the Staff that its response to comment 6 in the letter dated June 18, 2012 referred to sales to public or government hospitals in developed countries in its international markets; specifically, the United Kingdom, France, Germany and the Netherlands, where Mindray assessed the credit risk to be minimal and there were no records of default.

For its domestic sales, Mindray records provisions for doubtful accounts based on aging for all of its customers, including public and government hospitals.

6.	We note your response to comment 2 of our letter dated June 4, 2012, which indicates that your domestic business consists primarily of distribution sales and then highlights your tender sales for the periods. However, we note that you recorded $67 million in domestic direct sales in fiscal 2011 and that only $8.9 million were tender sales.

•	Please tell us, with appropriate quantification, the payment terms of your domestic direct sales ( i.e., cash on delivery, advance payments, credit, etc.) for each reported period.

The summary of payment terms for domestic direct sales for each of 2009, 2010, 2011 and the first two quarters of 2012 is set forth in the response to comment 3, above.

•

Describe the customer categories to which you make domestic direct sales, including whether these customers are government organizations, public hospitals, or private clients, etc., and, if applicable, discuss the credit risk related to the sectors.

Substantially all of Mindray’s domestic direct sales are made to public or government hospitals, with the remaining sales made to private hospitals. Mindray performs credit risk assessment on its customers, including public and private hospitals, prior to making a sale. For domestic public or government hospitals, Mindray has assessed that the credit risk is low, as Mindray has no history of bad debt from such customers. For private hospitals, Mindray will make a credit risk assessment based on factors such as the operations, holding structure and access to funding for such hospital.

Mindray informs the Staff that it will supplement its future Form 20-F filings to include a description of the types of domestic direct sales customers it sells to.

7.	Please revise future filings to describe your arrangements with third party leasing agents similar to your response to prior comment 8. To the extent these arrangements become material, please revise future filings to separately quantify the arrangements as well.

The Staff’s comment is duly noted and Mindray will supplement its future Form 20-F filings to include the above referenced disclosure.

8.	Further to your response to prior comment 9, please clarify whether the export credit insurer is your subsidiary Shenzhen Mindray Bio-Medical Electronics Co., Ltd. or a third-party insurance company. If the latter, please also clarify for us the role your subsidiary Shenzhen Mindray Bio-Medical Electronics Co., Ltd plays in the export credit insurance transactions.

Mindray informs the Staff that its subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) is generally the beneficiary under credit export insurance policies purchased from a single third-party insurer [***]. In addition to Shenzhen Mindray, other Company subsidiaries such as Nanjing Mindray Bio-Medical Electronics Co. Ltd and Shenzhen Shenke Medical Instrument Technical Development Co., Ltd, may also be beneficiaries under export credit policies.

9.	In this regard, we note your response to the second bullet of our comment 9 that recoveries from insurers are consistent with 80-90% of outstanding invoice amounts and that you have not recorded impairments against these amounts. Please describe for us how you assess the remaining 10-20% of outstanding invoice amounts that are not covered by the export credit insurance for impairment and discuss your collection history for these amounts.

Mindray informs the Staff that it assesses the remaining 10-20% of the outstanding invoice amounts as unrecoverable if such amount is overdue by a specified period, which varies on a case-to-case basis. For amounts deemed unrecoverable, Mindray provides full accounts receivable provisions. For the period from January 1, 2009 through December 31, 2011, the total amount of the uninsured portion of outstanding invoice amounts that remained outstanding was [***]. As of August 31, 2012, Mindray has made further collections recoveries for the uninsured portions and this amount has been reduced to [***].Going forward, Mindray proposes to record impairments against the 10-20% upon the submission of an insurance claim, as further described in the response to comment 10, below.

[TEXT FROM PAGE M-13 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

10.	Further to your response to the third bullet point to prior comment 9, we note that you record export credit insurance recoveries within general and administrative expenses when recoveries are probable.

•

Discuss the reasons for your conclusion that recording expected recoveries under export credit insurance as a receivable is consistent with US GAAP. Please reference the literature on which you are relying.

Mindray advises the staff that it relies on guidance from ASC 410-30-35-8 and ASC 410-30-35-9 by analogy, which addresses insurance recoveries related to environmental obligations and states that “an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable”.

•	Tell us when you record impairment losses on receivable balances on which you maintain export credit insurance.

As described in Mindray’s response to the first bullet of comment 6 of the Staff’s comment letter dated June 4, 2012, Mindray has not historically made provisions against accounts receivable that are covered by export credit insurance because the export credit insurance covers up to 80-90% of Mindray’s accounts receivable, and the total amounts claimed under the export credit insurance have not been significant (less than 1% of Mindray’s consolidated accounts receivable for all the periods presented). For the 10-20% balances of invoices on accounts receivable not covered by export credit insurance, Mindray provides provisions once such amounts are deemed unrecoverable, as further discussed in the response to comment 9, above.

Going forward, Mindray undertakes to revise its accounts receivable provision policy to record provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision would be made on 100% of the accounts receivable in question, as opposed to only the unrecoverable portion. After a provision has been made, as a separate assessment, Mindray will consider if an insurance receivable should be recorded. Mindray will record an insurance receivable when recoveries are probable, which is when Mindray has submitted a claim with all the necessary information, on the basis that there is a legally enforceable contract that stipulates the terms of the insurance coverage. Insurance receivable will only be recorded at 80% to 90% of the accounts receivable in question. Mindray has historically received insurance payments 12 to 18 months after filing a claim, and the discounting effect has been insignificant.

Mindray proposes to adopt the new policy in the fourth quarter of 2012 prospectively. Had Mindray adopted the new policy for the periods presented, the impact to its financial position and results of operations would have been limited to the 10% to 20% unrecoverable portion of the accounts receivable in question, which were not provided for in the past. However, this amount was insignificant to Mindray’s results of operations for the years ended December 31, 2009, 2010 and 2011 and six months ended June 30, 2012.

•	Clarify for us whether you record an impairment loss representing the entire receivable balance at that time, including the 80 - 90% that you expect to recover or just for the unrecoverable portion.

The discussion of Mindray’s recording of impairment losses is set forth in the responses to comment 9 and the second bullet of comment 10, above.

11.	We note your response to prior comment 10. To the extent that significant country populations of smaller-balance homogenous receivables are impacting your days’ sales outstanding and liquidity, these amounts and material trends should be separately disclosed and described to investors in future filings. The analysis should reveal underlying material causes of the matters described and discuss any future impact on operating results.

The Staff’s comment is duly noted. To the extent that significant country populations of small-balance homogenous receivables impact the Company’s days’ sales outstanding and liquidity for such country, Mindray will supplement its future Form 20-F filings to include such amounts and material trends, including the underlying material causes of the matters described and any future impact on operating results.

Form 6-K filed August 6, 2012

12.	We note the discussion on page 4 of your earnings release that accounts receivable days for the second quarter of 2012 were 64 days, a decrease of 15 days from the prior year. Further, in your earnings call on August 7, 2012, you discuss that you have achieved better performance as a result of increased collections of accounts receivable from developed markets and China. Please describe for us in additional detail your collections history for the second quarter of 2012 and provide us with detail on your aging of accounts receivable for significant developed countries and China, similar to that provided for your first quarter in your last response. Please identify specific trends in collections for material countries.

Mindray informs the Staff that its earnings press release addresses the decrease in accounts receivable turnover days7 from 79 days in the first quarter of 2012 to 64 days in the second quarter of 2012 (not the second quarter of 2011), and such decrease was primarily a result of improvements in accounts receivable turnover days in China and the United States. Specifically in respect of China, accounts receivable balances are highest at year-end with sales revenues lowest in the first quarter of the year (coinciding with the timing of the Chinese New Year’s holiday). Mindray has not noticed any specific trends in accounts receivable collections for other material countries during this period.

China

The accounts receivable balances and related turnover days in China during the second quarter of 2012 as compared to the first quarter of 2012 have decreased primarily due to seasonality, as year-end balances, which are typically highest and were carried forward from the fourth quarter of 2011, were settled in the second quarter of 2012.

[7]	Average turnover days are calculated by the average of the beginning and ending balance of the net receivable for the quarter divided by sales for such quarter, multiplied by 91 days.

United States

The accounts receivable balances and related turnover days in the United States during the second quarter of 2012 as compared to the first quarter of 2012 have decreased primarily due to improvements in collections. In the second quarter of 2012, Mindray actively pursued and settled a greater number of outstanding accounts.

The Company’s accounts receivable balances aging schedule as June 30, 2012 is set forth below. Mindray has also included its aging schedule as of March 31, 2012, for the Staff’s comparison purposes.

Country	Type	Current and <90 days past due	91-360 days past due	361-720 days past due	>720 days past due	Total
(in thousands of USD)
China	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
United States	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
India	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Brazil	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Mexico	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]

[TEXT FROM PAGE M-17 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Country	Type	Current and <90 days past due	91-360 days past due	361-720 days past due	>720 days past due	Total
(in thousands of USD)
Venezuela	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Russia	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Turkey	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Germany	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Poland	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]

[TEXT FROM PAGE M-18 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Country	Type	Current and <90 days past due	91-360 days past due	361-720 days past due	>720 days past due	Total
(in thousands of USD)
Colombia	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Argentina	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
Other individually insignificant countries	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]
	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]

Total	As of March 31, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]

	As of June 30, 2012	[***]	[***]	[***]	[***]	[***]
	- Reserve provision	[***]	[***]	[***]	[***]	[***]
	- Net	[***]	[***]	[***]	[***]	[***]

[TEXT FROM PAGE M-19 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Representations

13.	We note that the response letter including the representations was signed by the registrant’s counsel. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. Accordingly, the company should provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff’s comment is duly noted. Mindray has included the above mentioned representations by the registrant in Exhibit A to this letter.

* * * * *

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7007 or send me an email at kberney@omm.com, or Stephanie Sheng at +852-3512-2365 or send her an email at ssheng@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Xu Hang

Mr. Li Xiting

Mr. Alex Lung

Ms. Fannie Lin Fan

(Mindray Medical International Limited)

Ms. Loretta Fong

Ms. Yulanda Tang

(PricewaterhouseCoopers)

Exhibit A

Representations

Mindray Medical International Limited (“Mindray”) acknowledges the following:

•	Mindray is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended December 31, 2011;

•

Comments from the United States Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to comments from the Commission’s staff (the “Staff”) do not foreclose the Commission from taking any action with respect to Mindray’s filing; and

•	Mindray may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alex Lung
Chief Financial Officer

By:	/s/ Alex Lung